UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

PRISA

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market ("Ley del Mercado de Valores").

The Board of Directors of PRISA held today has approved a capital increase for a total value of Euro 99,999,999.85, which corresponds to a total amount of the nominal value and share premium of Euro 0.53 per share. The share capital increase will be subscribed by Consorcio Transportista Occher, S.A. de C.V. ("**Occher**") and fully disbursed by means of a capital contribution at the time of the subscription.

The capital increase will be formalized through the issuance of a total of 188,679,245 Class A shares, of Euro 0.10 nominal value each with a share premium of Euro 0.43 per share and excluding the pre-emption right for subscription of shares. This price represents a premium of 40 percent, approximately, on the average weighted price of the shares of PRISA during the last three months.

Occher is a company related to Roberto Alcántara Rojas, director of Prisa and member of its delegated committee since February 24, 2014. Mr. Alcántara is signatory of Prisa shareholders' agreement published on April 28, 2014 with CNMV registration number 204178 and composes the company's partner of reference. He will be the first individual shareholder, with a percentage of 9.3 per cent of the share capital subscribed and paid up on today's date, once the conversion and the payment of the dividend of all the Class B shares and the mandatory conversion of all the convertible bonds has occurred (both reported by the Relevant Information dated July 8 and 17, 2014, with CNMV registration numbers 208300 and 208600 respectively).

The capital increase will be executed once the compulsory report of the accounts auditor appointed by the Commercial Registry on the fair value of the shares, the book value ("*valor teórico*") of the pre-emption right for subscription of shares proposed to be excluded and the reasonableness of the data contained in the directors' report drafted for these purposes by the board of directors is obtained.

Following an agreement entered into with several financial institutions lenders of PRISA, the funds raised from the capital increase will be aimed to repurchase debt with a minimum discount of 25% of its value. The same institutions have undertaken to sell PRISA, before December 31, 2014, at least 600 million euros of debt held by them with a minimum discount of 25%, through the different modalities and mechanisms foreseen in the refinancing agreements.

Madrid, July 22, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors
July 22, 2014